UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2004.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308,THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR
EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS
UNION OF AMERICA, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of December 31, 2004 and 2003	3

Income, Expenses and Transfers for the Year Ended December 31, 2004	4

Specific Assets Held As of December 31, 2004	5

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR
EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS
UNION OF AMERICA, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

	December 31, 2003	December 31, 2004

Plan Assets and Liabilities:

Total Plan Assets	$7,773,175	$8,321,173

Total Plan Liabilities	--	18,622

Net Plan Assets	$7,773,175	$8,302,551

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR
EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS
UNION OF AMERICA, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

Year Ended December 31, 2004

Income, Expenses and Transfers:
Contributions:
Employer	$ 100,057
Participants	290,350

Other Income	616,187

Total income	1,006,594

Benefits paid	409,675
Other expenses	3,395

Total deductions	413,070

Net income	$ 593,524
Transfers from the plan	$ 64,148

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR
EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS
UNION OF AMERICA, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

December 31, 2004
Specific Assets:
Employer Securities	$3,253,281
Participant Loans	$ 257,839

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO (name of plan)

/s/ Anne M. Grier Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee

Date: June 14, 2005